RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                          Los Angeles, California 90024
                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154

                                February 8, 2005

VIA FACSIMILE (202) 942-9594

Mr. Paul Monsour
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

                  Re:      Intermost Corporation
                           2004 Form 10-KSB and subsequent 10-QSB Filings Your File No.: 0-30430
                           Our File No.:  1660-001

Dear Mr. Monsour:

            This letter will confirm our telephone conference this morning wherein we informed you that this law firm represents Intermost Corporation (the "Company"). On behalf of the Company, we requested an extension of time to answer your letter dated February 2, 2005.

            Your letter states, "Please address the following comments in future filings." The Company is, therefore, in the process of preparing its Form 10-QSB for the quarter ended December 31, 2004 to include information responding to your comments. After its Form 10-QSB is filed, the Company will be prepared to respond to your comments and to file amendments, as necessary, to its Form 10-KSB for the year ended June 30, 2004 and the Form 10-QSB for the quarter ended September 30, 2004.

            If this plan is not satisfactory to you, please contact the undersigned at your earliest convenience.

                                            Very truly yours,

                                            RICHARDSON & PATEL LLP

                                            By: /s/ Mary Ann Sapone